Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

July 6, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	AIP Macro Registered Fund P (“Feeder”)
File Numbers 811-22683 & 333-180381

AIP Macro Registered Fund A (“Master”)

File Numbers 811-22682 & 333-180380

(each a “Fund,” collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your telephonic comments regarding each Fund’s registration statement on Form N-2, filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2012. Below, we describe the changes made to the Funds’ Registration Statements in response to the staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes will be reflected in Amendment No. 2 to the Fund’s registration statement on Form N-2 (“Amendment No. 2”), which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

Accounting

Comment 1.

The financial statements indicate that Morgan Stanley AIP GP LP (the “Adviser”) is paying for organizational expenses. Please confirm that the Adviser will not recapture these expenses in future years. To the extent that the Adviser will recapture, such fees should be disclosed in a footnote and a statement of operations showing the organizational costs should be included. Please also confirm that an accountant’s consent will be included.

Response 1. We confirm that the Adviser will not recapture any organizational expenses. We also confirm that an accountant’s consent will be included with the final filing for each Fund.

General

Comment 2.

Please state in your response letter whether FINRA will review or has reviewed the proposed underwriting terms and arrangements involved in the registration statement, including the additional compensation payable to the underwriters and affiliates.

Response 2. FINRA has completed its review and confirmed that it has no objection to the underwriting terms and arrangements involved in the offering of each Fund.

Prospectus

Prospectus Cover

Comment 3.

In your June 5, 2012 response to our initial comments (the “Response Letter”), you noted that you did not believe that the Adviser will act as an investment adviser to the Feeder pursuant to, among other reason, de minimus activities with respect to the Feeder’s cash holdings. We do not believe that such an exemption from the definition of investment adviser exists pursuant to Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and, accordingly ask that you further clarify the basis for your belief that the Adviser is not acting as an investment adviser to the Feeder.

Response 3. We respectfully submit that the Adviser is not acting as an investment adviser to the Feeder. Section 2(a)(20) of the Investment Company Act defines an investment adviser of an investment company, in relevant part, as any person who pursuant to a contract with such company (a) regularly furnishes advice to such company with respect to the desirability of investing in, purchasing, or selling securities or other property or (b) is empowered to determine what securities or other property shall be purchased or sold by such company. The Fund is a feeder fund, which invests substantially all of its assets in the Master. This master-feeder structure is “hard-wired” into the Prospectus of the Feeder and has been approved by the Boards of the Master and Feeder. The Adviser has entered into an Investment Advisory Agreement with the Master, which was approved by the Board of the Master. The Adviser has not entered into any contract with the Feeder (and the Board of the Feeder has approved no such contract), because all investment activities with respect to “the desirability of investing in, purchasing or selling securities or other property” will take place at the Master level. The Adviser will provide no such services to the Feeder. While the Adviser may engage in certain limited cash management activities at the Feeder level in order to pay Feeder expenses, for example, (i) these activities are administrative in nature, (ii) there is no contract governing these activities, (iii) the Adviser receives no compensation from the Feeder for engaging in these cash management activities, and (iv) these activities have nothing to do with the investment objective and strategies of the Feeder, namely to invest substantially all its assets in the Master to seek long-term capital appreciation from a fund of hedge funds portfolio. Consequently, we (including our outside counsel, Dechert LLP) do not believe that the Adviser is acting as an investment adviser to the Feeder.

Pursuant to further discussions between you and our outside counsel, we confirm our understanding that, if the Board of the Feeder approves changes to the Feeder’s investment objectives and strategies so that the Feeder begins investing in another master fund or makes investments directly, the Adviser may then be acting as an investment adviser to the Feeder. In such event, the Feeder and Adviser will be required to enter into an investment advisory contract pursuant to the requirements of Section 15 of the 1940 Act, including approval of such contract by the requisite majorities of the Feeder’s Board and shareholders.

Summary of Terms
Investment Program

Comment 4.

The prospectus uses the defined terms “Investment Funds” to refer to hedge funds, and “Investment Managers” to refer to hedge fund managers. Please revise the prospectus when those terms are first defined to clarify that such defined terms refer to the more commonly used “hedge funds” and “hedge fund managers,” respectively.

Response 4. The disclosure has been revised accordingly.

Repurchases of Shares by the Fund

Comment 5.

The second paragraph of this section states that “the Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Master Fund to meet its obligations under its repurchase offers.” Please revise the second reference to the Master to be a reference to the Feeder.

Response 5. Respectfully, we believe that the disclosure is correct as written; the Master’s “obligations under its repurchase offers” encompass repurchase requests submitted by direct shareholders of the Master. Among these shareholders is the Feeder, which participates in the Master’s tender offers on the same terms as all other direct shareholders of the Master. The extent of the Feeder’s participation, of course, is determined primarily by the degree of participation by the Feeder’s own shareholders in the corresponding parallel tender offer by the Feeder itself.

Risk Factors

Comment 6.

One risk identified in the summary is that the Master may be controlled by shareholders other than the Feeder. In the Response Letter, you indicated that it is not anticipated that the Master will be controlled by other shareholders. Please explain why you believe that this is unlikely and provide examples of any policies or procedures that support this belief. Additionally, please explain why additional disclosure with respect to this risk is not required.

Response 6. Because high-net-worth retail individuals, rather than institutions, comprise the target market for the Funds’ shares, we believe that it is highly unlikely that any single individual would own a sufficient portion of the Master to outweigh the combined holdings of all Feeder shareholders. Further, due to the retail nature of the anticipated investors, it is highly unlikely that a sufficient number of such investors would seek to act in concert to obtain control of the Master’s investment policies. Additionally, the Adviser’s substantial past experience with comparable master-feeder structures has never produced a scenario in which master fund shareholders other than the feeder fund could be considered to control the master fund. Notwithstanding the foregoing, however, we have revised the disclosure to clarify further the potential consequences of other investors controlling the Master.

Portfolio Construction

Comment 7.	Please confirm that the Master will not engage in any type of transactions that would produce the effect of leverage, other than actual borrowing.

Response 7. The Master will not engage in any types of transactions that would produce the effects of leverage for investment purposes, other than actual borrowing. As disclosed in the prospectuses, the Master may borrow money and thus use leverage for certain purposes from time to time (although, as is currently disclosed, the Master does not intend to borrow money within the twelve-month period starting on the date of the prospectus).

Types of Investments and Related Risks

Restricted and Illiquid Investments

Comment 8.

The Master may invest in hedge funds that have side pockets. The Response Letter indicated that, although the Master Fund does not intend to invest in hedge funds with side pockets, theoretically, there is no limit to such exposure. Accordingly, please provide additional disclosure with respect to risks associated with investments in hedge funds that have side pockets. Additionally, please consider whether additional disclosure is appropriate regarding the characteristics of assets which may be subject to side pockets.

Response 8. We have revised the disclosure to clarify that although the Adviser does not currently intend to invest in hedge funds which maintain side pockets (in a manner which would expose the Master to such side pockets), it may nonetheless invest in hedge funds which subsequently employ a side pocket for a portion of their illiquid assets and thus expose the Funds to the consequences thereto. With respect to the characteristics of the investments which may be subject to side pockets, the disclosure already states that such assets “generally are illiquid and/or hard to value.” We believe that this disclosure accurately summarizes the key characteristics of such assets from the perspective of investors in the Funds.

Investments in Non-voting Stock
Comment 9.

Please note that the Internal Revenue Service considers interests in hedge funds acquired pursuant to voting waiver arrangements such as those described in this section nonetheless to be “voting securities” for purposes of determining compliance with the diversification requirements of Subchapter M of the Internal Revenue Code (the “Code”). Accordingly, please revise the disclosure to note that such waiver arrangements will not be effective with respect to the Fund’s diversification requirements under the Code. Additionally, in the Response Letter, you indicated that, with respect to purchases and sales of hedge fund interests by the Master made in reliance on such waivers, the Board will not monitor the terms of each such purchase or sale transaction but will oversee (a) the Adviser’s entrance into such waiver arrangements and (b) the Adviser’s investments of the Master’s assets in hedge funds generally, to confirm that the Adviser is making such investments on appropriate and competitive terms. Please add disclosure with respect to these points. Finally, please add disclosure noting how the limitations on affiliated transactions under Section 17 of the Investment Company Act are meant to prevent harm to the Funds from overreaching by affiliates.

Response 9. The disclosure has been revised accordingly.

Plan of Distribution

Comment 10.

Disclosure in the second paragraph states that shares may only be purchased from a selling agent or through the distributor. Further, in order to make an investment in the Feeder, a prospective investor must open a brokerage account with a selling agent or the distributor. If a fund is sold only through one marketing channel, the costs of that marketing channel should be included in the fee table and the range of costs for opening a brokerage account to access such channel should be disclosed. Please add disclosure noting that an investor must open a brokerage account in order to invest in a Fund and that the costs associated with such account are not included in the fee table or examples. Please also add disclosure as to the estimated range of such costs.

Response 10. We have added disclosure indicating that an investor must open a brokerage account in order to invest in the Feeder and that the costs of opening a brokerage account are not included in the fee table or the examples. The Feeder, however, does not have reliable information with respect to the cost ranges of opening a brokerage account for individual investors. Accordingly, we have added disclosure indicating that investors should contact their broker or other financial professional for additional information regarding these costs.

Appendix A – Prior Performance of Similar Account

Comment 11.

The Response Letter indicated that 5-year performance information was not available and that, accordingly, you had included performance information for a 3-year period. However, 3-year performance information is not information which is required under the requirements under Form N-1A regarding the presentation of performance information for open-end funds. We believe the presentation of this prior performance should follow such requirements whenever possible. Accordingly, we ask that instead of 3-year performance information, you provide since-inception information for the similar account.

Response 11. We have included since-inception performance information in place of the 3-year performance information, as requested.

*        *        *         *        *        *        *        *

As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione
John F. Cacchione